Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS THIRD QUARTER AND 9-MONTHS 2007 RESULTS

Santiago, Chile, October 26, 2007 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and nine-month periods ended September 30, 2007.  Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of September 30, 2007.  US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2007 (US$1.00=Ch$511.23).

Highlights 3Q 2007

•	Total sales (in Chilean pesos) increased 25.5%.
•	Export sales increased 49.3% in US dollar terms.
•	Bottled export shipments rose by 40.5% to 4,481,000 cases.
•	Domestic sales increased 16.5%.
•	Operating income improved by 66.9%, operating margin increased to 17.9% from 13.5%.
•	Net income increased 96.1% to Ch$11,548 million (US$22.6 million).
•	Ebitda increased 50.5% to Ch$18,169 million (US$35.5 million). Ebitda margin rose to 22.4%.
•	Earnings per ADR increased 115.7% to US$0.63.

Highlights 9M 2007

•	Total sales (in Chilean pesos) increased 27.1%.
•	Export sales increased 42.6% in US dollar terms.
•	Bottled export shipments rose by 32.9% to 11,337,700 cases.
•	Domestic sales increased 4.8%.
•	Operating income surged 93.7%, operating margin rose to 17.2% in 9M07 from 11.3% in 9M06.
•	Net income increased 107.5% to Ch$26,116 million (US$51.1 million).
•	Ebitda increased 67.6% to Ch$45,266 million (US$88.5 million). Ebitda margin was 21.7%.
•	Earnings per ADR rose 128.3% to US$1.42.

Comments of the CEO

Viña Concha y Toro is pleased to report strong financial and operating results for the quarter and nine-month period of 2007. We delivered broad-based revenue from all of our three businesses – exports, and sales in Chile and Argentina, all achieving growth.

Sales of our wines abroad, again this quarter generated record sales, showing the strength of our brands and the growing enthusiasm they generate among our consumers around the world. Exports by value rose 49.3% in the quarter and 42.6% in the nine-month period. This outstanding achievement has been driven by a healthy increase in volumes (40.5% in the quarter and 32.9% year-to-date), and by the increase in the average price, mainly as a result of a better sales mix led by the premium category. Sales of our flagship wine Casillero del Diablo sustains its momentum with a growth rate of 40% year to date, favored by increasing consumer preference and encouraging international reviews. Sales of Company brands and of the subsidiaries are performing well in all regional markets, particularly in Europe, with vigorous growth in the United Kingdom, and Asia and Latin America.

Sales on the Chilean domestic market rose 16.5% in value and 25.5% in volume during the quarter, showing the good results of the different commercial actions of the Company.

As a result of solid export growth, higher sales, a better mix and a lower average direct costs, the operating margin rose by 440 basis points to 17.9% on a quarterly basis. Finally, we stress the strong expansion of net income, both in the quarter and in the nine-month period.

Third Quarter 2007 Results

Total Revenues

Total revenues increased 25.5% to Ch$81,038 million (US$159 million) from Ch$64,548 million    (US$126 million). The Company produced record sales in the quarter driven by strong performances in all the areas. Exports posted record sales in value and in volume led by strong sales in Asia, Latin America and Europe, and also larger sales by Concha y Toro UK. Sales in the domestic market and from the Argentine subsidiary, Trivento, also contributed a positive performance.

Table 1
Total Revenues
(in Ch$ millions)

	3Q07	3Q06	Change (%)	9M07	9M06	Change (%)

Chile:
Domestic sales	14,802	12,670	16.8%	35,408	33,789	4.8%
Exports to third parties	37,805	33,072	14.3%	101,781	85,480	19.1%
Concha y Toro UK	20,349	11,475	77.3%	49,330	25,751	91.6%
Other revenues	2,332	1,989	17.2%	6,973	6,072	14.8%

Argentina:
Domestic	2,128	1,725	23.4%	4,980	3,998	24.6%
Exports	3,621	3,617	0.1%	10,004	8,908	12.3%

TOTAL	81,038	64,548	25.5%	208,476	163,998	27.1%

Domestic Sales, Chile
Total domestic sales (including bulk) increased 16.8% to Ch$ 14,802 million (US$29 million). Domestic bottled wine sales increased 16.5% to Ch$14,756 million (US$28.9 million) in 3Q07 from Ch$12,670 million (US$24.8 million) in 3Q06, following a 25.5% increase in volume and a 7.2% decline in the average price. Sales volumes in the domestic market totaled 24.8 million liters.

The 25.5% growth in volume was achieved across all market segments, showing the strong position of the Company’s brands and also advanced purchases by wholesalers responding to a price increase in the popular category taking effect in this quarter of approximately 8%.

By category, volume increased 23.4% in the popular segment. Premium wines rose 26.9% and varietals 28.8%.

According to AC Nielsen’s figures, Concha y Toro increased its market share to 30% as of August- September 2007, from 28.7% a year ago.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, grew 17.2%, to Ch$2,332 million (Ch$4.6 million) mainly due to higher sales of liquors.

Export Revenues
Sales abroad, including export sales to third parties and those of Concha y Toro UK, increased 30.5% to Ch$58,154 million in 3Q07 from Ch$44,546 million in 3Q06. Strong sales across all regional markets, plus the strong momentum for all Company brands in the UK allowed the Company to achieve record sales in the quarter. Stated in Chilean pesos, the sales figure includes the impact of a 7% appreciation of the peso year-on-year.

•          Exports of Bottled Wine in US$:

The following figures, representing exports in dollar and volume terms, include those to third parties as well as to the Company’s distribution subsidiary in the UK. For the quarter, exports increased

49.3% to US$105 million up from US$70 million. Volumes shipped increased 40.5% while the average price rose 6.2%.

Graph 1
Export Value (US$) by Region
Third Quarter 2007

Export sales increased in Europe (+70.1%), Canada (+21.4%), Central America/Caribbean (+37.1%), Asia (+81.4%), South America (+20) and the US (+13.3%).

•          Exports of Bottled Wine in Volume:

Company shipments increased by a solid 40.5% to 4,481,000 cases in the quarter. The largest volume advance was achieved in Europe, posting a 59% growth. The UK, growing 143%, was a key contributor to this result. Company brands including those of its subsidiaries continue their sales momentum in the British market.  In Asia the Company grew 87.1%, as a result of strong volume growth in Japan, Korea and China.  Central America/Caribbean and South America increased 42.5% and 21% respectively, following strong shipments to Mexico, Costa Rica, among others. Canada grew 11.5% and the US market posted a 5.1% volume increase led by the premium and superior categories.

Figures by segment reveal a 56.5% growth in the premium category and a 33.5% increase in varietal wines. On the other hand, bi-varietals grew 22.7% and popular wines increased 71.4% in the quarter.

•          Prices: The average price per case increased 6.2% to US$23.36 from US$21.99 in 3Q06, revealing both a better mix (resulting from a higher growth in premium and varietal wines) and currency fluctuations affecting the price expressed in US dollar terms.

Argentine Operations
Total revenues from the Argentine operation increased 7.6% to Ch$5,750 million as a result of a 23.4% increase in domestic sales. Export sales in Chilean pesos remained flat.

In the quarter Trivento’s exports by volume grew 8.9% with shipments of 450,000 cases. Sales in the domestic Argentine market increased 23.4%, mainly explained by a 29% increase in sales volume, partly compensated by an exchange rate effect. Domestic volumes reached 264,800 cases.

Cost of Sales
For the quarter, the total cost of sales rose 15.5% to Ch$47,404 million (US$93 million) from Ch$41,042 million (US$80 million) in 3Q06. The cost of sales as a percentage of total sales declined to 58.5% from 63.6%, mainly as a result of a lower average direct cost. This is explained by the lower grape costs of the 2007 vintage.

The gross margin rose to 41.5% from 36.4%, due to the strong volume increase with a better mix and dilution of fixed costs and also to a lower average direct cost.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 29.1% to Ch$19,118 million (US$37.4 million), in line with the Company’s higher volumes. SG & A from the foreign subsidiaries increased as a result of a higher scale of operations. As a percentage of sales, SG&A increased to 23.6% from 22.9% in 3Q06.

Operating Income
Operating income increased 66.9% to Ch$14,516 million (US$28.4 million) in 3Q07 compared to Ch$8,699 million (US$17 million) in 3Q06. The operating margin rose from 13.5% to 17.9% as a result of strong export and domestic sales and the positive impact of lower direct costs than in 3Q06.

Non-Operating Result

Non-operating income increased to Ch$725 million (US$1.4 million) mainly due to a better result in equity income from Viña Almaviva.

Non-operating expenses decreased to Ch$1,126 million (US$2.2 million) from Ch$1,752 million (US$3.4 million) mainly due to a gain in price-level restatement, lower exchange rate differences and lower interest expenses for the period.

•

Interest expenses fell by 6.6% and totaled Ch$1,138 million (US$2.2 million). As of September 30, 2007 total financial debt was Ch$95,231 million (US$186 million), representing a 10.5% decrease over the same period of 2006.

•	The price-level restatement showed a gain of Ch$356 million (US$697 thousand) compared to a loss of Ch$191 million (US$374 thousand) in 3Q06.
•	Exchange differences produced a loss of Ch$42 million (US$83 thousand) compared to a loss of Ch$214 million (US$418 thousand) in 3Q06.

Table 2
Non-Operating Results
(in Ch$ millions)

	3Q07	3Q06	Change (%)	9M07	9M06	Change (%)

Non-operating Income
Equity Income	528	170	210.9%	511	263	94.2%
Other non-operating income	197	93	110.3%	374	258	45.1%
Total non-operating income	725	263	175.2%	885	521	69.9%

Non-operating expenses
Interest Expense	-1,138	-1,218	-6.6%	-3,338	-3,344	-0.2%
Price Level Restatement	356	-191	-286.5%	-414	-239	73.6%
Exchange Differences	-42	-214	-80.1%	-174	449	-138.7%
Other Non-operating expenses	-301	-129	134.1%	-680	-320	112.3%
Total non-operating expenses	-1,126	-1,752	-35.7%	-4,606	-3,454	33.3%

Total Non-Operating Result	-401	-1,489	-70.3%	-3,721	-2,934	26.8%

Net Income and Earnings per Share (EPS)
Net income for the period rose 96.1% to Ch$11,548 million (US$22.6 million) from Ch$5,890 million (US$11.5 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings increased to Ch$16.06 per share from Ch$8.19 in the quarter.  Earnings per ADR were Ch$321.2 in 3Q07.  In US dollar terms, earnings per ADR increased 115.7% to US$ 0.63 in the third quarter of 2007 from US$0.29 for the third quarter of 2006.

9-Months 2007 Results

Total Revenues

Total revenues for the nine-month period ended September 2007 increased 27.1% to Ch$ 208,476 million (US$408 million) from Ch$163,998 million (US$321 million) in 9M06.  This resulted from a positive performance of all business areas. The Company produced a solid performance in export markets, driven by increased shipments across all regions, higher sales from the Argentine operation, and domestic sales.

Domestic Sales, Chile
Total domestic sales (including bulk) increased 4.8% to Ch$35,408 million (US$69.3 million) in 9M07 from Ch$33,789 million (US$66.1 million) in 9M06. Domestic bottled wines sales (excluding bulk) for the period increased 4.8% to Ch$35,362 million from Ch$33,729 million in 9M06.

The 4.8% growth in bottled domestic sales was the result of a 16.5% increase in volume partly compensated by a 10% decrease in the average price. Volume grew across all market segments in the quarter, as follows: the premium category rose by 18.5%, varietals 22.2% and the popular segment increased by 14.8%.

Other Revenues
Other revenues increased 14.8% to Ch$6,973 million (US$ 13.6 million), as a result of larger sales of liquor and other products.

Export revenues
Sales abroad, including exports to third parties and those of Concha y Toro UK, increased 35.9% to Ch$151,111 million in 9M07 from Ch$111,231 million in 9M06. International sales reflect the strong momentum gained by the Company brands across all markets.

•          Exports of bottled wine in US$:  Exports in US dollar terms, which include those to third parties and to the UK subsidiary, increased 42.6% to US$ 258 million in 9M07 from US$181 million in 9M06, as a result of a 32.9% increase in volume and a 7.3% increase in the average price in US dollars.

Graph 1
Export Value (US$) by Region
9 months 2007

•          In value terms, all regional markets contributed to the Company’s growth, as follows: Europe (+58%), Central America/Caribbean (+25%), South America (38.5%), Canada (+18.7%), Asia (+62.8%) and the US (+10.8%).

•          Exports of bottled wine by volume: Export volumes increased 32.9% to 11,337,700 cases. The largest volume gains were obtained in Europe (+47.7%) led by a solid advance in the UK. Shipments to Asia increased 59.5%, and those to Central America/Caribbean and South America increased by 24.8% and 36.6% respectively. Volumes to the US decreased 1.4% as a result of a decrease in the bi-varietal category (Frontera) where the Company has faced more competition. On the other hand, in the premium and superior categories, Company volumes increased by 55% driven by strong sales of Casillero del Diablo and Marqués de Casa Concha.

Shipments by segment reveal a 49.2% increase in premium wines, mainly due to the solid performance of Casillero del Diablo which grew over 40% in the first nine months of the year. Varietal wine sales by volume increased 30.5%, while bi-varietal and popular wines increased 14.4% and 70%, respectively.

•          Prices: The average price per case increased 7.3% to US$ 22.76 from US$ 21.21 in 9M06 as a result of an improvement in the product mix following larger sales of premium and varietal wines.

Argentine Operations
Total revenues from our Argentine business increased 16.1% to Ch$14,983 million following a 12.3% increase in exports and a 24.6% increase in domestic sales.

For the first nine months of the year, Trivento’s exports of bottled wine totaled 1,165,700 cases showing a 5.9% increase over the same period of 2006. Sales in the domestic market rose 24.6% mainly as a result of stronger volumes. For the nine-month period, the domestic volume sold was 608,790 cases, representing a 26% increase.

Cost of Sales
For the nine-month period, the total cost of sales rose 14.9% to Ch$123,916 million (US$ 242 million) from Ch$ 107,884 million (US$ 211 million) in 2006. Cost of sales as a percentage of total sales decreased to 59.4% from 65.8% mainly as a result of a lower average direct cost. This is explained by the lower grape costs of the 2007 vintage.

The gross margin rose to 40.6% from 34.2%, due to the strong volume increase with a better mix and dilution of fixed costs and also to a lower average direct cost that compares to a high cost in the same period of 2006.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 29.5% to Ch$48,673 million (US$95.2 million) from Ch$ 37,584 million (US$73.5 million). This increase reflects an increase in export-related expenses in line with larger volumes and higher expenses from the foreign subsidiaries, reflecting their expansion in volumes. As a percentage of revenues, SG&A increased to 23.3% from 22.9% in 9M06.

Operating Income
Operating income rose 93.7% to Ch$35,887 million (US$70.2 million) compared to the Ch$18,529 million (US$ 36.2 million) in 9M06. The operating margin increased from 11.3% to 17.2%, this expansion resulted from strong volume increase, mix improvement, dilution of fixed costs and a lower direct cost.

Non-Operating Results
Non-operating income increased 69.9% to Ch$885 million (US$1.7 million), reflecting improved results from Viña Almaviva and Industria Corchera (equity participation in net income of related companies).

Non-operating expenses increased to Ch$4,606 million (US$9 million) in 9M07 from Ch$3,454 million (US$6.8 million) in 9M06. This resulted mainly from losses from exchange rate differences compared to gains in the same period last year, and also due to higher other non-operating expenses.

Net Income and Earnings per Share (EPS)

Net income for the period grew 107.5% to Ch$ 26,116 million (US$51.1 million) from Ch$ 12,584 million (US$ 24.6 million). Concha y Toro’s EPS increased to Ch$ 36.31 per share from Ch$ 17.50; earnings per ADR were Ch$726.2 in 9M07 and Ch$ 350 in 9M06.  In US dollar terms, earnings per ADR increased 128.3% to US$ 1.42 compared to US$0.62 for the nine-month period of 2006.

Balance Sheet

Assets

As of September 30, 2007, the Company’s consolidated assets totaled Ch$396,629 million (US$776 million) and were Ch$ 39,814 million (US$ 77.9 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (accounts receivable in line with larger sales) and fixed assets, involving investments in the bottling area, cellar capacity and acquisition and planting of new vineyards.

Liabilities

As of September 30, 2007 net financial debt stood at Ch$95,231 million (US$186 million) representing a year-on-year decrease of Ch$11,162 million (US$22 million). This is mainly explained by a decrease in short term debt to banks and financial institutions.

As of September 30, the financial debt to equity ratio stood at 0.45:1.

* * * * *

About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 115 countries.  Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera.  The Company cultivates 6,285 hectares of vineyards in Chile and 903 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”.  In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 2,035 employees and is headquartered in Santiago, Chile.

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousands of constant Chilean pesos as of September 30, 2007)

	3Q2007 Th. Ch$	3Q2006 Th. Ch$	Change %	9M2007 Th. Ch$	9M2006 Th. Ch$	Change %

Operating Results
Sales revenues	81,038,060	64,548,487	25.5	208,475,523	163,997,828	27.1
Cost of sales	-47,403,840	-41,042,403	15.5	-123,915,774	-107,884,496	14.9
% of sales	58.5%	63.6%		59.4%	65.8%
Gross Margin	33,634,220	23,506,083	43.1	84,559,749	56,113,332	50.7
% of sales	41.5%	36.4%		40.6%	34.2%
Selling & Adm. Expenses	-19,118,089	-14,806,829	29.1	-48,672,758	-37,584,366	29.5
% of sales	23.6%	22.9%		23.3%	22.9%

Operating Income	14,516,131	8,699,254	66.9	35,886,991	18,528,966	93.7
% of sales	17.9%	13.5%		17.2%	11.3%

Non-Operating Results
-Non-operating income	196,520	93,437	110.3	373,919	257,618	45.1
-Equity income	527,874	169,764	210.9	510,821	262,979	94.2
-Non-operating expenses	-301,328	-128,701	134.1	-680,037	-320,328	112.3
-Financial expenses	-1,138,270	-1,218,308	-6.6	-3,337,650	-3,343,749	-0.2
-Price level restatement	356,360	-191,115	-286.5	-414,389	-238,670	73.6
-Exchange differences	-42,463	-213,745	-80.1	-173,730	448,577	-138.7
Non-operating result	-401,307	-1,488,670	-73.0	-3,721,066	-2,933,573	26.8

Income before income tax	14,114,824	7,210,584	95.8	32,165,925	15,595,393	106.3
Less: income tax	-2,562,887	-1,319,815	94.2	-6,043,374	-3,010,254	100.8
Minority interest	-3,826	-1,031	271.1	-6,129	-1,024	498.5

Net Income	11,548,111	5,889,738	96.1	26,116,422	12,584,115	107.5

-Earnings per share (Ch$)	16.06	8.19	96.1	36.31	17.50	107.5
-Earnings per ADR (US$)	0.63	0.29	115.7	1.42	0.62	128.3

EBITDA	18,169,222	12,071,085	50.5	45,265,834	27,006,095	67.6
% sales	22.4%	18.7%		21.7%	16.5%

Number of shares	719,170,735	719,170,735		719,170,735	719,170,735

Exchange rate
US$1.0=Ch$511.23

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of September 30, 2007)

	As of Sept. 30, 2007 Th. Ch$	As of Sept. 30, 2006 Th. Ch$	As of Sept. 30, 2007 Th. US$

Assets
Cash and equivalents	2,406,241	2,046,298	4,707
Inventories	91,234,996	92,504,282	178,462
Accounts receivable	77,359,031	62,104,747	151,319
Other current assets	23,498,936	20,669,660	45,965
Total current assets	194,499,204	177,324,987	380,453

Property, plant & equipment, net	186,898,416	166,035,659	365,586
Other assets	15,231,636	13,454,756	29,794

Total assets	396,629,256	356,815,402	775,833

Liabilities and Shareholders’ Equity
Short term debt (1)	39,593,895	49,146,204	77,448
Other current liabilities	78,318,222	54,081,352	153,196
Total current liabilities	117,912,117	103,227,556	230,644
Long term debt (1)	55,636,649	57,247,223	108,829
Other long-term liabilities	12,257,739	9,308,313	23,977
Total long-term liabilities	67,894,388	66,555,536	132,806

Minority interest	18,087	11,249	35

Shareholders’ equity	210,804,664	187,021,061	412,348

Total liabilities and shareholders’ equity	396,629,256	356,815,402	775,833

(1) includes only financial debt
Exchange rate:US$1.0=Ch$511.23